DB

19007524

SEC Mail Processing

MAR 01 2019

Washington, DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RMN Securities, Inc. d/b/a Senate Securities

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

253 Wall Street
(No. and Street)

Kingston (City) NY (State) 12401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Netter 845-339-7310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
(Name – *if individual, state last, first, middle name*)

805 Third Avenue, 14th Floor (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

DMS

OATH OR AFFIRMATION

I, **Richard Netter** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **RMN Securities, Inc. d/b/a Senate Securities**, as of **December 31, 2018** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

ROSEMARY SECRETO
Notary Public, State of New York
Resident in and for Ulster Co
Commission Expires Dec 8 2021

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
__ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SIPC Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
__ (o) Independent auditor's report on internal control
__ (p) Schedule of proposed capital withdrawals

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5 AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RMN Securities, Inc.

d/b/a Senate Securities

Financial Statements and Schedules

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon and Supplemental Reports on Exemption)

CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements
Statement of Financial Condition
Statement of Operations
Statement of Changes in Stockholder's Equity
Statement of Cash Flows
Notes to Financial Statements

Supplementary Information

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

Schedule II - Statement Regarding SEC Rule 15c3-3

Report of Independent Registered Public Accounting Firm

Exemption Report

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of
RMN Securities, Inc. d/b/a Senate Securities
Kingston, NY

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of RMN Securities, Inc. d/b/a Senate Securities (the "Company"), as of December 31, 2018, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supporting Schedules
The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

We have served as the Company's auditor since 2015.

New York, NY
February 26, 2019

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash and cash equivalents	$ 34,411	
Cash - segregated in compliance with federal regulations	11,196	
Accounts receivable	25,256	
Other assets	795	
Total current assets	71,658	
Total assets		$ 71,658

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 16,041	
Total current liabilities		$ 16,041
Stockholder's equity		
Capital stock, no par value, 200 shares authorized, issued and outstanding	19,754	
Retained earnings	35,863	
Total stockholder's equity		55,617
Total liabilities and stockholder's equity		$ 71,658

See notes to accompanying financial statements

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF OPERATIONS
Year ended December 31, 2018

Revenue		
Commissions		$ 350,444
Expenses		
Compensation and benefits	$ 81,000	
Commissions	162,017	
Clearing expense	32,273	
Occupancy	26,822	
Professional fees	15,823	
Regulatory fees	3,703	
Other expenses	33,584	
Total expenses		355,222
Other income		
Interest and dividend income		233
Net loss		$ (4,545)

See notes to accompanying financial statements

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2018

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, January 1, 2018	200	$ 19,754	$ 44,578	$ 64,332
Stockholder's capital distribution	-	-	(4,170)	(4,170)
Net loss	-	-	(4,545)	(4,545)
Balance, December 31, 2018	200	$ 19,754	$ 35,863	$ 55,617

See notes to accompanying financial statements

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF CASH FLOWS
Year ended December 31, 2018

Cash flows from operating activities		
Net loss		$ (4,545)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Change in operating assets and liabilities:		
Decrease in accounts receivable	7,856	
Decrease in other assets	5,090	
Increase in accounts payable and accrued expenses	469	13,415
Net cash provided by operating activities		8,870
Cash flows from financing activities		
Stockholder's distributions	(4,170)	
Net cash used in financing activities		(4,170)
Net increase in cash, cash equivalents, and cash-segregated in compliance with federal regulations		4,700
Cash, cash equivalents and cash-segregated in compliance with federal regulations, beginning of year		40,907
Cash, cash equivalents and cash-segregated in compliance with federal regulations, end of year		$ 45,607

Supplemental disclosure of cash flows information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See notes to accompanying financial statements

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

RMN Securities, Inc. d/b/a Senate Securities (the "Company") was formed on February 8, 1989, and began operating as a broker-dealer upon approval of its registration with the National Association of Securities Dealers, Inc. at that time. The Company made a Sub-Chapter S Corporation election with the Internal Revenue Service on February 8, 1989. The Company's business consists of providing subscription only brokerage, financial and employee benefit services to individuals and institutions.

The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the United States Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company is an introducing broker-dealer, who clears all customer transactions on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker dealer. The clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

Revenue recognition

The Company receives commission income for investment advisory, brokerage services related to customer trading of mutual funds. Commissions are recorded at the date of client commitment and their related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include investments in money market funds and are stated at cost, which approximates market value.

Included in cash and cash equivalents are cash amounts segregated for compliance with federal regulation purposes as a result of its membership agreement with FINRA.

Accounts receivable

Accounts receivable consists of commissions earned during the year that will be collected after December 31, 2018. The Company uses the direct write-off method to recognize bad debts on accounts receivable. Periodically, management reviews past due receivables and writes off those balances deemed uncollectible after all reasonable collection efforts have been exhausted. If the reserve method were used, it would not have a material effect on the financial statements. Management has determined there is no need for an allowance for doubtful accounts to be recorded as of December 31, 2018.

1. Nature of Business and Summary of Significant Accounting Policies, continued

Income taxes
The Company, with the consent of its stockholder, has elected under the provisions of Sub-Chapter "S" of the Internal Revenue Code to be an S Corporation. In lieu of Federal and State corporate income taxes, the stockholders of an S Corporation are taxed individually on their proportionate share of the Company's taxable income. Accordingly the financial statements reflect no provision or liability for Federal or State income taxes. The Company's federal and state income tax returns for the years ended December 31, 2015 to 2018 remain open for audit by the applicable regulatory authorities.

Fair value of financial instruments
The carrying value of cash, restricted cash, accounts receivable, other assets, accounts payable and accrued expenses approximate their fair values based on the short-term maturity of these instruments.

The Company utilizes the methods of fair value measurement as described in generally accepted accounting principles to value its financial assets and liabilities. Fair value is based on the price that would be received to sell and asset or pay to transfer a liability in an orderly transaction between market participants at the measurement dated. In order to increase consistency and comparability in fair value measurements, generally accepted accounting principles establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels:

Level 1: Quoted market prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The fair value of assets measured on a recurring basis as of December 31, 2018 are as follows:

	Level 1	Level 2	Level 3	Total
Money Market	$11,196	$ -	$ -	$11,196

1. Nature of Business and Summary of Significant Accounting Policies, continued

Advertising
The Company expenses advertising costs as incurred. Advertising expense of $3,209 for the year ended December 31, 2018 is included in other expenses in the statement of operations.

Accounting estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used in the determination of accounts receivable, among others.

Adoption of new accounting pronouncement
In November 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-18, "*Restricted Cash*". The updated requires that a statement of cash flows explain the change during the period in total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Restricted cash and restricted cash equivalents will be included with cash and cash equivalents when reconciling the beginning of period and end of period balances on the statement of cash flows upon adoption of this standard. ASU 2016-18 is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2017. We adopted this standard effective January 1, 2017 with retrospective application to our financial statements.

Recently issued accounting pronouncements
In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "*Revenue from Contracts with Customers*". The update gives entities a single comprehensive model to use in reporting information about the amount and timing of revenue resulting from contracts to provide goods or services to customers. The proposed ASU, which would apply to any entity that enters into contracts to provide goods or services, would supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The update removes inconsistencies and weaknesses in revenue requirements and provides a more robust framework for addressing revenue issues and more useful information to users of financial statements through improved disclosure requirements. In addition, the update improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. *In August 2015*, FASB issued Accounting Standards Update ("ASU") No. 2015-14, "*Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*" defers the effective date ASU No. 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

1. Nature of Business and Summary of Significant Accounting Policies, continued

Recently issued accounting pronouncements, continued

All other entities should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows or financial condition.

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) "ASU 2016-02 Leases" intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate and equipment, including office equipment.

The ASU will require organizations that lease assets – referred to as "lessees" – to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current Generally Accepted Accounting Principles (GAAP), the recognition, measurement, and presentation of expenses and cash flows arising from lease by a lessee primarily will depend on its classification as a financing or operating lease. However, unlike current GAAP – which requires only capital leases to be recognized on the balance sheet – the new ASU will require both types of leases to be recognized on the balance sheet. The ASU on leases will take effect for non-public companies for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company has not adopted this guidance for 2018 and is currently evaluating the impact of adopting this guidance.

The Company does not believe that any of the other recently issued but not effective accounting pronouncements once effective will have any effect on the Company's reporting.

2. Cash – Segregated in Compliance with Federal Regulations

Pursuant to the Company's current status as a broker dealer with FINRA, the Company is required to maintain funds for regulatory purposes in a segregated reserve account for the exclusive benefit of its clients.

3. Cash Flows Information

The following table provides a reconciliation of cash, cash equivalents and cash-segregated in compliance with federal regulations reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	For the Year Ended December 31, 2018
Cash and cash equivalents, beginning of year	$ 29,858
Cash-segregated in compliance with federal regulations, beginning of year	11,049
Cash, cash equivalents and cash-segregated in compliance with federal regulations, beginning of year	$ 40,907
Cash and cash equivalents, end of year	$ 34,411
Cash-segregated in compliance with federal regulations, end of year	11,196
Cash, cash equivalents, and cash-segregated in compliance with federal regulations, end of year	$ 45,607

4. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $54,822, which is in excess of its' required net capital of $25,000. The Company's percentage of aggregate indebtedness to net capital on December 31, 2018 was .29 to 1.

5. Concentration of Risk

Credit Risk
The Company holds substantially all cash balances with two financial institutions which may, at times, exceed federally insured limits.

As of December 31, 2018, 64% of the accounts receivable was due from its clearing broker or $16,056.

5. Concentration of Risk, continued

Business Risk
The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

6. Regulation

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to the Financial Industry Regulatory Authority (FINRA), which has been designated by the SEC as the Company's primary regulator. This self-regulatory organization adopts rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers, and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

7. Clearing Broker

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. The Company does have $11,196 of cash and cash equivalents held on deposit for the satisfaction of any unsettled obligations.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers.

8. Commitments and Contingencies

The Company leases office space in Kingston, New York under a cancellable lease agreement expiring in September 2019. Under the terms of the lease the Company is responsible to pay $1,200 per month plus a percentage of utilities. Rent expense for the year ended December 31, 2018 amounted to $23,724.

The Company also leases a vehicle under a non-cancellable operating lease expiring in June 2019. The lease expense for the year ended December 31, 2018 was $5,730. Future minimum lease payments under this non-cancellable lease arrangement are $2,862 for the year ending December 31, 2019.

9. Subsequent Events

The Company has evaluated subsequent events through February 26, 2019, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE UNITED STATES SECURITIES AND EXCHANGE COMMSSION
December 31, 2018

NET CAPITAL		
Total stockholder's equity		$ 55,617
Less non-allowable assets:		
Other assets, prepaids	$ 795	
Total non-allowable assets		795
Net capital		$ 54,822
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$ 16,041	
Total aggregated indebtedness		$ 16,041
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness)		$ 25,000
Net capital in excess of minimum requirement		$ 29,822
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		.29 to 1
Net Captial, per unaudited December 31, 2018 FOCUS report		$ 54,822
Net audit adjustment		-
Net Capital, per December 31, 2018 audit report, as filed		$ 54,822

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net captial computation above and the computation included in the FOCUS Form X-17-a-5 Part II, as filed and amended by the Company on February 25, 2019.

RMN Securities, Inc. d/b/a Senate Securities

STATEMENT REGARDING SEC RULE 15c3-3

December 31, 2018

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(ii), for A and B. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of
RMN Securities, Inc. d/b/a Senate Securities
Kingston, NY

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which RMN Securities, Inc. d/b/a Senate Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which RMN Securities, Inc. d/b/a/ Senate Securities claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) RMN Securities, Inc. d/b/a Senate Securities will not hold customer funds or safekeep customer securities (the "exemption provisions") and (2) RMN Securities, Inc. d/b/a Senate Securities stated that RMN Securities, Inc. d/b/a Senate Securities met the identified exemption provisions throughout the most recent fiscal year without exception. RMN Securities, Inc. d/b/a Senate Securities's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RMN Securities, Inc. d/b/a Senate Securities's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
February 26, 2019

RMN SECURITIES, INC. d/b/a SENATE SECURITIES
EXEMPTION REPORT
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2018

RMN Securities, Inc. d/b/a Senate Securities (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15C3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

RMN Securities, Inc. d/b/a Senate Securities

I, Richard Netter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title:CEO

Date: 2/26/2019

RMN Securities, Inc. d/b/a Senate Securities
253 Wall Street
Kingston, New York 12401

February 26, 2019

RBSM LLP
805 Third Ave, 14th Floor
New York, NY 10022

This representation letter is provided in connection with your audit of the financial statements of RMN Securities, Inc. d/b/a Senate Securities, Inc., "the Company " which comprise the statement of financial condition as of December 31, 2018, and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2018 then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 26, 2019, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated October 26, 2018, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
    - Access to all financial records and other information of which we are aware that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions with related parties.
    - Additional information that you have requested from us for the purpose of the audit.
    - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
    - Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.
- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management,
    - Employees who have significant roles in internal control, or
    - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or pledged to secure assets loaned pursuant to subordinated agreements.
- The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties.*
- We have obtained the service auditor's report from our service organization Hilltop Securities for the year ended October 31, 2018. We have reviewed that report, including the complementary user controls. We have implemented the relevant user controls and they were in operation for the year ended December 31, 2018.
- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.
- The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for the fair presentation of the Computation of Net Capital in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Computation of Net Capital, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the Computation of Net Capital have not changed from those used in the prior period. The form and content of Computation of Net Capital complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.
- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2018 or through February 26, 2019.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
- Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2018 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2018.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, operating under exempt provisions (k)(2)(ii), are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent

functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2018 and through February 26, 2019.
- Net capital computations prepared by us during the period January 1, 2018 through February 26, 2019 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2018 or during the period January 1, 2018 through February 26, 2019, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- There are no outstanding past due PCAOB accounting support fees.
- No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: ______________________

Title: PRESIDENT

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

SEC Mail Processing

MAR 0 1 2019

Washington, DC

February 26, 2019

Mr. Richard Netter, President
RMN Securities, Inc. d/b/a Senate Securities
253 Wall Street
Kingston, NY 12401

In connection with our audit of the financial statements and supplemental information of RMN Securities, Inc. d/b/a Senate Securities for the year ended December 31, 2018, we will issue our report thereon dated February 26, 2019. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2018. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by RMN Securities, Inc. d/b/a Senate Securities in its 2018 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses to account.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. There were no critical accounting estimate(s) affecting the Company's financial statements.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us, significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. There were no uncorrected or corrected misstatements that we presented to management.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and have discussed with you. No deviations from the standard unqualified audit report were presented.

Exceptions to Exemption Provisions

In connection with our review of the Company's exemption report under Rule 15c3-3 of the Securities and Exchange Commission, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Computation of Net Capital that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use Mr. Richard Netter of RMN Securities, Inc. d/b/a Senate Securities and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

RBSM LLP

RMN SECURITIES, INC. d/b/a SENATE SECURITIES
EXEMPTION REPORT
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2018

RMN Securities, Inc. d/b/a Senate Securities (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15C3-3 (k)(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

RMN Securities, Inc. d/b/a Senate Securities

I, Richard Netter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title:CEO

Date: 2/26/2019